CoStar Group, Inc.
______________________
1331 L Street, NW
Washington, DC 20005-4101
______________________
(202) 346-6500 local
(202) 346-6703 fax
(877) 739-0486 toll free fax
______________________
www.costar.com
NASDAQ: CSGP

September 7, 2012

VIA EDGAR AND EMAIL
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	CoStar Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
Form 8-K/A Filed June 22, 2012
File No. 000-24531

Dear Ms. Collins:

In connection with your review of the CoStar Group, Inc. (“CoStar” or the “Company”) Form 10-K for fiscal year ended December 31, 2011, filed on February 23, 2012 (the “Form 10-K”), and Form 8-K/A filed on June 22, 2012 (the “Form 8-K/A”), the Company respectfully submits the following response to the comment included in your letter dated August 30, 2012. Your comment is set forth below, followed by the Company's response.

* * * * *

Comment

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies and Estimates

Valuation of Long-Lived and Intangible Assets and Goodwill, page 37

1.
We note your response to prior comment 1. To the extent your international operations have not achieved positive cash flows to date or have achieved minimal cash flows to date, and your future projected cash flows are largely dependent on investments in these operations and expected future increases in revenues from these investments, tell us what consideration you gave to disclosing these factors and the potential events or changes in circumstances that could reasonably be expected to negatively affect your analysis. See Section V of SEC Release No. 33-8350.

Response

The Company respectfully advises the Staff that the future projected cash flows from its international operations are not largely dependent on significant, future investments in those operations.

The Company considered disclosing the degree of uncertainty associated with the key assumptions used in determining the fair value of its international reporting unit. After consideration, the Company did not disclose this supplemental information because the fair value of its international reporting unit was substantially in excess of the carrying value. The Company considered the guidance in Section V of SEC Release No. 33-8350 and concluded there were no potential events and/or changes in circumstances that could reasonably be expected to negatively affect the Company's analysis.

The Company acknowledges the Staff's comment and respectfully advises the Staff that in future filings the Company will add supplemental information to its existing disclosures regarding its impairment analysis within Management's Discussion and Analysis of Financial Condition and Results of Operations. The Company currently expects such disclosure will read as follows but this disclosure may change based on the facts and circumstances at the time of future filings:

“When performing our impairment analysis, we estimate the fair value of each reporting unit based on a projected discounted cash flow model that includes significant assumptions and estimates including our discount rate, growth rate and future financial performance. Assumptions about the discount rate are based on a weighted average cost of capital for comparable companies. Assumptions about the growth rate and future financial performance of a reporting unit are based on our forecasts, business plans, economic projections and anticipated future cash flows. These assumptions are subject to change from period to period and could be adversely impacted by the uncertainty surrounding global market conditions, commercial real estate conditions, and the competitive environment in which we operate. Changes in these or other factors could negatively affect our reporting units' fair value and potentially result in impairment charges. Such impairment charges could have an adverse effect on our results of operations.”

* * * * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) it is the position of the Securities and Exchange Commission (the “Commission”) that comments by the Commission Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it is the Commission's position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to your comment. We understand that you will be reviewing the Company's response and may have additional comments. If you have any questions concerning the Company's response please feel free to contact the undersigned at (202) 336-6920 or via email at bradecki@costar.com or Jonathan Coleman at (202) 336-6997 or via email at jcoleman@costar.com.

Very truly yours,

/s/ Brian J. Radecki

Brian J. Radecki
Chief Financial Officer

cc:	Andrew C. Florance, Chief Executive Officer, CoStar Group, Inc.
Jonathan Coleman, General Counsel, CoStar Group, Inc.

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